POTAMUS TRADING, LLC

Statement of Financial Condition
December 31, 2018

POTAMUS TRADING, LLC
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Member of Potamus Trading, LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Potamus Trading, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 10 to the financial statement, the Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and is expected to have losses for the foreseeable future. Management's evaluation of these conditions and management's plans to mitigate these matters are also described in Note 10.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 22, 2019

We have served as the Company's auditor since 2012.

POTAMUS TRADING, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	1,560,526
Cash and securities segregated under federal and other regulations		47,877
Deposit with clearing broker		869,303
Software, equipment, furniture and leasehold improvements, at cost, less accumulated depreciation of $1,734,001		2,523,116
Prepaid and other assets		352,821
Total assets		5,353,643

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	653,010
Exchange and ATS fees payable	53,859
Deferred rent credit liability, less amortization of $362,413	673,053
Due to clearing broker	141,054
Total liabilites	1,520,976

Member's equity		3,832,667
Total liabilities and member's equity	$	5,353,643

The accompanying notes are an integral part of this financial statement.

POTAMUS TRADING, LLC
Notes to Financial Statement
December 31, 2018

1. **Organization and Description of the Business**

   Potamus Trading, LLC (the "Company") is a Delaware limited liability corporation ("LLC"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ equities exchanges ("Nasdaq"), the CBOE equities exchanges ("CBOE"), the NYSE equities exchanges ("NYSE") and the Securities Investor Protection Corporation ("SIPC").

   The Company is an electronic market-maker offering electronic and algorithmic execution services in listed U.S. equities to its clients which consist of registered broker-dealers and institutional customers. The Company does not provide custodial services for customer assets and it clears its U.S. transactions through a third-party clearing broker on a fully disclosed basis.

   The Company's approved business activities include: broker or dealer in corporate equity securities over-the-counter, non-exchange member arranging for transactions in listed securities by exchange member, broker or dealer in corporate debt securities, U.S. government securities broker or dealer, put and call broker or dealer or option writer and trading for its own account. FINRA has approved the Company to engage in market-making activities in exchange-listed equity securities.

2. **Significant Accounting Policies**

   Cash, Cash Equivalents and Restricted Cash
   The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business. The cash and cash equivalents balance at December 31, 2018 was $1,560,526. The restricted cash included in the Cash and securities segregated under federal and other regulations balance at December 31, 2018 was $47,877.

	December 31, 2018
Cash and cash equivalents	$ 1,560,526
Restricted cash included in Cash and securities segregated under federal and other regulations	47,877
Total cash, cash equivalents and restricted cash	$ 1,608,403

   Software, Equipment, and Leasehold Improvements
   Software, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the related assets' estimated useful lives. The total cost of software includes certain internally developed proprietary software which is capitalized. Maintenance and repairs are charged to expense when incurred.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2018
Leasehold improvements	10	$ 2,901,927
Equipment	5	700,434
Software	3	654,756
Total fixed assets		$ 4,257,117
Less accumulated depreciation and amortization		(1,734,001)
Net fixed assets		$ 2,523,116

Due to/Due from Clearing Broker
The amounts due to and due from the clearing broker reflect profits and losses on principal transactions, clearing fees, regulatory fees and other income and expenses incurred in the clearing account which have been accrued but remain unpaid as of December 31, 2018.

Valuation of Financial Instruments
The fair value of all financial assets and liabilities are considered to approximate the reported value due to their short-term nature.

Principal Transactions
Gains or losses on principal transactions are recorded on a trade date basis. At December 31, 2018, the Company did not hold any securities.

Exchange and ATS Rebates
Exchange and ATS rebates are recorded when earned.

Interest Income and Interest Expense
Interest income and expense are recognized in the Statement of Operations on an accrual basis.

Income Taxes
No provision for federal, state and local income taxes has been made in the accompanying financial statement. Individual members of Potamus Holdings, LLC (see Note 6 "Related Party Transactions") are responsible for their proportionate share of the Company's taxable income.

The Company complies with authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the managing member to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The managing member has determined that there are no reserves for uncertain tax positions necessary for the period ended December 31, 2018. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2018, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are the years ended 2015, 2016, and 2017.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Regulatory Requirements**

The Company is subject to the rules of the SEC, FINRA, the principal exchanges with which it is licensed to transact, and the SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the standard method, defined by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined by the SEC and FINRA. At December 31, 2018, the Company had net capital of $1,629,783 which was $1,379,783 in excess of the minimum required amount of $250,000 (based on the greater of 6 2/3% of aggregate indebtedness or $250,000).

The Company operates as an introducing broker and clears all transactions with and for clients through its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under section(k)(2)(ii). As it relates to the Company's commission rebate program, the Company operates pursuant to SEC Rule 15c3-3 section (k)(2)(i) and maintains a reserve account at Bank of America. The reserve account is included as restricted cash.

4. **Prepaid and Other Assets and Accrued Expenses and Other Liabilities**

The Company's prepaid and other assets as of December 31, 2018 are primarily comprised of prepaid operating expenses including $145,907 of invoices paid in 2018 for services that will be rendered in 2019, and a CD in the amount of $203,172 at Boston Private Bank and Trust which secures a letter of credit for the benefit of East Office Operating Limited Partnership care of Pembroke Real Estate.

The Company's accrued expenses and other liabilities are comprised of exchange and other trading fees, accrued professional fees and accrued but unpaid operating expenses. The total of these items as of December 31, 2018 was $653,010.

5. **Off Balance Sheet Risk**

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its client domestic transactions, which are not reflected in this financial statement, to a major U.S.-based clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2018, the Company has recorded no liabilities with regard to the right.

6. Related Party Transactions

Potamus Holdings ("PH"), LLC is the sole member of Potamus Management, LLC which is the sole Member of Potamus Trading, LLC. Therefore, membership interests in Potamus Trading, LLC is reflected by the membership interest composition of Potamus Holdings, LLC. Potamus Executives and Employee Partners, LLC ("PEEP") is a member of PH and was created during 2016 to represent the equity interests in PH of certain employees of Potamus Trading.

7. Member Capital

During 2018, Potamus Holdings, LLC contributed $1,000,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC.

8. Employee Benefit Plans

401(k) Plan
The Company offers a 401(k) plan ("Plan") sponsored by Alerus Retirement Solutions. All employees are eligible to participate up to the Internal Revenue Service limits for such contributions. Contributions are implemented through payroll deductions that are determined by individual participants and approved by the Chief Financial Officer.

Medical and Dental
The Company offers all employees 100% paid medical and dental coverage from Blue Cross and Blue Shield of Massachusetts. A Company provided Health Savings Account from Optum Bank supplements the medical plan.

Life and LTD
The Company offers Group Term Life and Long-Term Disability benefits provided by Principal Financial Group and MetLife to all employees.

9. Equity Based Compensation

The Company has awarded LLC interests of PEEP to certain employees which qualify as equity awards. There are 277,414 units outstanding as of December 31, 2018. The units have a value per unit of approximately $4.25 at issuance and will vest through July 7, 2020. A compensation charge based on the fair value of the awards on grant date is recorded over the vesting period on a straight-line basis.

10. Business Risks

Going Concern
The Company has operated with recurring losses and related negative operating cash flows and is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. At December 31, 2018, the combined cash balances and deposits of the Company and its parent, Potamus Holdings, LLC, are expected to be sufficient to support ongoing business operations into 2020. Further, the Company has connected several institutional

customers to its trading platform and expects to realize trading revenues from its institutional business in 2019. Management has obtained from one of the Company's lead investors and member of the Board of Managers of Potamus Holdings, LLC a commitment, dated February 14, 2019, to ensure adequate capitalization and liquidity for the Company's business operations through February 29, 2020.

Market Risk
As a broker-dealer, the Company's business lines rely heavily on volatility and trading volumes in the U.S. equity markets. While the Company believes it is well positioned for success in the current environment, material decreases in equity trading volumes from the current level could adversely impact the Company's business plan.

Counterparty Risk
The Company is exposed to a variety of counterparty risks, including exposure to its clearing firm's financial health and ability to continue to provide services. The Company is also exposed to the ability of its clients to continue to operate and meet financial obligations arising from the Company's provision of securities services. While the Company does periodic and on-going due diligence on all of its key counterparties, any unforeseen material adverse development among the counterparties could adversely impact the Company's business plan.

Securities Services Performance Risk
The Company's core securities services, upon which 100% of revenue relies, are of a highly specialized nature. If the Company's services are materially worse in quality or cost with respect to its industry peers it could suffer slower than expected client acquisition.

Trading System Risk
The Company's core securities services are offered via a highly proprietary electronic trading platform. Operational errors in the design of logic or the deployment of computer codes and hardware that make up the system could potentially lead to catastrophic losses, including losses that exceed the Company's capital.

Regulatory Risk
The Company's securities services are in a category of services that is under constant review by the SEC, FINRA, the United States Congress, and those exchanges with which it is licensed to transact. Adverse developments compelled by these decision-making bodies, which materially impact the Company's ability to continue offering its services, could adversely impact the Company's business plan.

Concentrated Client Risk
The Company's revenues are dependent upon a small concentration of significant clients. The Company's revenue plan for 2019 is highly dependent on specific performance of these clients in addition to new client acquisition.

Credit Risk
The Company's exposure to credit risk associated with nonperformance of clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations.

11. **Commitments and Guarantees**

Lease

The Company occupies office space under a noncancelable operating lease that expires in 2025. Rent expense is recognized on a straight-line basis over the applicable lease term. The Company received a tenant improvement allowance in the amount of $1,035,467 which is amortized through rent expense over the life of the lease. The deferred credit liability associated with this is $673,053 at year end.

Future minimum commitments under this lease are as follows:

2019	891,836
2020	908,377
2021	924,918
2022	941,459
2023	958,000
Thereafter	1,548,651

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

12. **Subsequent Events**

The Company has evaluated subsequent events occurring after the Statement of Financial Condition date December 31, 2018, through February 22, 2019. Based on this evaluation, the Company has determined that there have been no material subsequent events that have occurred that would require disclosure or recognition in the financial statement beyond the following:

As of January 1, 2019, the Company adopted ASU 2016-2, Leases, which has resulted in the presentation of lease assets and corresponding offsetting lease liabilities.

On February 14, 2019. PH contributed an additional $1,000,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC. This contribution increased cash and cash equivalents available for the operating expenses of Potamus Trading, LLC.